Room 4561
						  June 16, 2006

Kenneth D. Denman
Chairman and Chief Executive Officer
iPass, Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

Re:	iPass, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed March 16, 2006
	Form 10-Q for the Quarterly Period Ended March 31, 2006
	Filed May 10, 2006
	Form 8-K Filed May 9, 2006
	File no. 0-50327

Dear Mr. Denman:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Operations, page 41
1. We note that you offer license products and services to you customers. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs.


Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 6.  Business Combinations, page 14

2. We note your disclosures relating to the Company`s acquisition of
GoRemote and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
* The factors that contributed to a purchase price that resulted in the recognition of approximately $62 million of goodwill;
* The methods and assumptions used to identify value and determine the useful lives of intangible assets. Specifically address the intangible assets recorded by the Company in connection with the acquisition and the Company`s consideration of paragraph A14 of SFAS
141 (leases; etc.);
* How the Company considered EITF 04-1 in accounting for pre-existing relationships with GoRemote;
* The methods and assumptions used to determine the allocation of goodwill recorded to reporting units.
We may have further comment based on your response.

Item 4.  Controls and Procedures

Disclosure Controls and Procedures, page 30
3. We note your definition of "disclosure controls and procedures" included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports.

Limitations of Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 31
4. We note your disclosure regarding the limitations on the effectiveness of controls, including your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the internal control system are met." This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive offer and principal financial officer concluded that these controls are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial reporting. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm. Tell us how you intend to comply with this release.

Form 8-K Filed May 9, 2006

5. We note your use of non-GAAP measures under Item 9.01 of the Form
8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP diluted net income per share):
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

	In this regard, we believe you should further enhance your
disclosures to comply 	with Item 10(e)(1)(i)(C) and (D) of
Regulation S-K and Question 8 of the related 	FAQ to
demonstrate
the usefulness of your non-GAAP financial measures which
	excludes
a number of recurring items, especially since these measures appear
to 	be used to evaluate performance.  Your current disclosures
regarding the reasons 	for presenting these non-GAAP measures
appear overly broad considering that 	companies and investors
may
differ as to which items warrant adjustment and 	what constitutes
core operating results.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Kenneth D. Denman
iPass Inc.
June 16, 2006
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